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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X     Form 40-F
                                     ---             ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No X
                                  ---      ---


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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a notice of the Company's subscriber numbers for April 2003, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on May 12, 2003;

     Exhibit 99.2: a notice of the resolution of the Company's board of directors on the calling of an extraordinary shareholders' meeting of the Company, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on May 9, 2003; and

     Exhibit 99.3: a notice of the resolution of the Company's board of directors on the closing of the shareholders' register, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on May 9, 2003.



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HANARO TELECOM, INC.



Date: May 13, 2003                           By: /s/ Kyu June Hwang
                                                --------------------------------
                                                Name:  Kyu June Hwang
                                                Title: Managing Director



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                                  EXHIBIT INDEX



Exhibit No.    Description
-----------    -----------

99.1: a notice of the Company's subscriber numbers for April 2003, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on May 12, 2003.

99.2: a notice of the resolution of the Company's board of directors on the calling of an extraordinary shareholders' meeting of the Company, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on May 9, 2003.

99.3: a notice of the resolution of the Company's board of directors on the closing of the shareholders' register, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on May 9, 2003.